UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 19, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Press release: AngloGold Ashanti Results for the Fourth Quarter 2013

Report
for the fourth quarter and year ended 31 December 2013
·   First annual production growth in nine years; 2013 production 4.105Moz at total cash cost of $830/oz
·   Strong Q4 production of 1,229koz, up 43% over Q4 2012 and 18% over previous quarter
·   Total cash costs $748/oz in Q4 -23% improvement on Q4 2012 and 8% improvement on prior quarter.
·   All-in sustaining costs declined to $1,015/oz from $1,155/oz during the previous quarter.
·   Net Debt to EBITDA improved to 1.86 times, down from 2.02 times in third quarter.
·   All Injury Frequency Rate reaches lowest ever 7.33 per million hours worked for the year.
·   Adjusted Headline Earnings Normalised jump 49% to $164m
·   Tropicana and Kibali deliver 106,000oz attributable production at average $532/oz cash cost
·   Corporate* and exploration costs declined 20% from previous quarter.
·   Free cash outflow improved from $205m to $82m, after all capital, tax and interest payments
·   2014 capital expenditures expected to decline by 31% to between $1.3bn and $1.45bn.
·   2014 production outlook estimated at between 4.2Moz to 4.5Moz. Total cash costs expected at betw een $750/oz to $790/oz.
* Including administration, marketing and other expenses.
Operating review
Gold
   Produced
   Price received1
   All-in sustaining cost2
   Total cash costs 3
Financial review
Adjusted gross profit4
Gross profit
(Loss) profit attributable to equity shareholders
Headline (loss) earnings
Adjusted headline earnings5
Cash flow from operating activities
Capital expenditure
Notes:
2. Refer to note D "Non-GAAP disclosure" for the definition.
3. Refer to note E "Non-GAAP disclosure" for definition.
4. Refer to note B "Non-GAAP disclosure" for the definition
5. Refer to note A "Non-GAAP disclosure" for the definition.
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward- looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti's prospectus dated 17 July 2012 that was filled with the United States Securities and Exchange Commission ("SEC") on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
1. Refer to note C "Non-GAAP disclosure" for the definition.
- oz (000)
- $/oz
- $/oz
- $/oz
- $m
- $m
- $m
- cents/share
- $m
- cents/share
- $m
- cents/share
- $m
- $m
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
ended
ended
Dec
2013
1,229
1,271
1,015
748
376
404
(305)
(75)
(276)
(68)
45
11
431
477
Quarter 4 2013
Quarter
Sep
2013
2
US dollar / Imperial
1,043
1,327 1,
1,155 1
809
310
276
1 (
-
(18)
(5)
576
148
319
448
ended
ende
Dec
D
2012
20
859
4,1
718
1,4
,551
1,1
967
8
393
1,3
418
1,4
174)
(2,23
(45)
(56
120
31
19
5
5
1
494
1,2
844
1,9
Year
ed
ended
ec
Dec
13
2012
05
3,944
01
1,664
74
1,251
30
829
51
2,389
45
2,354
30)
897
68)
232
78
1,208
20
312
99
988
53
255
46
1,969
93
2,322
d
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Quarterly Report December 2013 - www.AngloGoldAshanti.com

Operations at a glance
for the quarter ended 31 December 2013
oz (000)
Year-on-year
% Variance
3
Qtr on Qtr
% Variance
4
$/oz
Year-on-year
% Variance
3
Qtr on Qtr
% Variance
4
$/oz
Year-on-year
% Variance
3
Qtr on Qtr
% Variance
4
$m
Year-on-year
$m Variance
3
Qtr on Qtr
$m Variance
4
SOUTH AFRICA
339
98 3
1,005
(34) (12)
767
(34) (10)
106
14 30
Vaal River Operations
127
102 4
1,080
(40) (11)
762
(45) (12)
33
10 9
Great Noligwa
20
43 18
1,294
(22) (15)
1,032
(25) (20)
2
(2) 5
Kopanang
39
50 (11)
1,296
(23) 2
910
(6) (5)
1
(12) (2)
Moab Khotsong
67
191 12
890
(56) (18)
596
(56) (11)
30
24 6
West Wits Operations
154
105 3
919
(45) (19)
717
(48) (12)
65
38 28
Mponeng
93
94 6
963
(30) (11)
656
(30) (13)
36
2 7
TauTona
5
62
129 2
852
(57) (29)
809
(42) (10)
29
36 20
Total Surface Operations
58
71 (2)
1,039
89 5
915
(34) -
9
(33) (6)
First Uranium SA
6
27
93 4
1,040
(215) 11
843
(29) 6
3
(29) -
Surface Operations
30
50 (9)
1,039
(29) 1
980
(25) (3)
6
(4) (5)
INTERNATIONAL OPERATIONS
890
29 25
992
(33) (11)
741
(19) (6)
270
(48) 37
CONTINENTAL AFRICA
460
22 20
1,129
(26) (1)
839
(15) 4
117
(25) (13)
DRC
 Kibali - Attr. 45%
7
40
- -
2,073
- -
471
- -
22
22 22
Ghana
 Iduapriem
67
52 8
1,153
(27) 82
966
(3) 67
7
(16) (29)
Obuasi
63
(17) (7)
2,069
(20) 8
1,354
(11) 25
(15)
36 (7)
Guinea
 Siguiri - Attr. 85%
75
17 9
1,116
(24) 8
844
(20) (14)
17
(4) (6)
Mali
 Morila - Attr. 40%
7
12
(40) -
1,434
120 24
853
19 13
3
(17) (4)
Sadiola - Attr. 41%
7
24
(11) 20
1,639
29 (18)
1,506
18 (13)
(10)
(25) (2)
Yatela - Attr. 40%
7
8
(20) 60
2,226
25 50
1,923
22 35
(8)
(7) (7)
Namibia
 Navachab
18
- (5)
526
(66) (19)
524
(50) 4
14
7 (1)
Tanzania
 Geita
154
31 21
784
(24) (14)
543
2 (1)
89
(15) 22
Non-controlling interests,
exploration and other
(2)
(7) (3)
AUSTRALASIA
169
207 173
763
(66) (52)
640
(56) (50)
30
30 41
Australia
 Sunrise Dam
102
85 65
804
(59) (35)
685
(48) (42)
23
14 27
Tropicana - Attr. 70%
66
- -
640
- -
569
- -
9
9 9
Exploration and other
(2)
7 5
AMERICAS
262
2 (3)
887
(29) (7)
634
(10) (3)
125
(51) 11
Argentina
 Cerro Vanguardia - Attr. 92.50%
61
11 (3)
852
(39) 4
672
(11) 9
22
(14) (12)
Brazil
 AngloGold Ashanti Mineração
120
7 17
891
(32) (11)
518
(23) (14)
69
3 32
Serra Grande
8
34
(8) (3)
956
(24) (2)
712
(5) -
12
(18) (1)
United States of America
 Cripple Creek & Victor
47
(11) (32)
1,076
14 7
825
24 11
22
(21) (7)
Non-controlling interests,
exploration and other
-
(1) (2)
OTHER
5
(12) 7
Sub-total
1,229
43 18
1,015
(35) (12)
748
(23) (8)
382
(45) 75
Equity accounted investments included above
(6)
28 (9)
AngloGold Ashanti
376
(17) 66
1
Refer to note D under "Non-GAAP disclosure" for definition
2
Refer to note B under "Non-GAAP disclosure" for definition
3
Variance December 2013 quarter on December 2012 quarter - increase (decrease).
4
Variance December 2013 quarter on September 2013 quarter - increase (decrease).
5
As from 1 January 2013, TauTona and Savuka were mined as one operation. For presentation purposes TauTona and Savuka have been combined for the prior quarter and prior year.
6
Effective 20 July 2012, AngloGold Ashanti acquired 100% of First Uranium (Pty) Limited.
7
Equity accounted joint ventures.
8
Effective 1 July 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50% to 100%.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Adjusted
gross profit (loss)
2
All-in Sustaining costs
1
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Financial and Operating Report
OVERVIEW FOR THE YEAR AND QUARTER
FINANCIAL AND CORPORATE REVIEW
Full-year adjusted headline earnings (AHE) were $599m, or 153 US cents per share, compared with $988m or 255 US cents per share in 2012. Despite a 16% decline in the gold price received for the year, the company recorded solid performance for the full year 2013 reflecting a 4% increase in production to
4.105Moz and all-in sustaining costs, despite inflation, decreasing by roughly 6% compared with 2012. The year-on-year improvement in production marks the first increase in annual production for AngloGold Ashanti in nine years.
This reflected a recovery from strike activity in South Africa in 2012, substantial improvements in both direct operating and overhead costs, and the introduction of commercial production from two new, world-class, low-
cost mines in the fourth quarter. Last year (2013) marked the best year of safety performance in AngloGold
Ashanti history, providing an anchor for solid production and cost results amidst a challenging gold price environment, wage negotiations in South Africa, and a significant restructuring of corporate and operating costs.
Net loss attributable to equity shareholders for the full year was $2.23bn, compared to a profit of $897m in
2012, primarily due to a post-tax impairment of assets and investments and inventory write-downs of $2.5bn and the write-offs of deferred tax assets at Ghana and CC&V of $330m.
Net debt increased to $3.11bn at the end of 2013, from $3.01bn at the end of the third quarter of 2013, primarily as a result of project capital expenditures required to fund the final development phases of the
Tropicana project in Australia and ongoing investment in the Kibali project in the DRC, both of which commenced commercial production during the fourth quarter of the year. Free cash outflow during the fourth quarter was $82m. Improved cash flow from operating activities meant all interest, tax, stay-in-business capex and the majority of $224m project capex was funded.
Given an improvement in 12-month rolling EBITDA amounting to $1.67bn, Net Debt to EBITDA declined to a ratio of 1.86 times, from 2.02 times at the end of the third quarter.
Production in 2013 was 4.105Moz at a total cash cost of $830/oz, compared to 3.944Moz at a total cash cost of $829/oz the previous year. Group production beat guidance for the year of 4.0Mozs – 4.1Mozs at total cash costs of between $815-845/oz. All-in sustaining costs for the group in 2013 was $1,174/oz, down from
$1,251 in 2012.
As a result of declines and volatility in the gold price during 2013, reserves and resources are calculated at
$1,100/oz and $1,600/oz, respectively, compared to 2012 reserves and resources calculated at $1,300/oz and $2,000/oz.
Reserves at year-end 2013 were 67.9Moz, down from 74.1Moz at the end of 2012, reflecting the changes in economic assumptions due to the lower gold price, which had the most significant impacts on Geita and
CC&V. Resources at 31 December 2013 decreased to 233Moz, from 241.5Moz at the end of the previous year, reflecting the reduced gold price and the resultant revision of mineral resource models, increased cut-
off grades, and modified recovery factors. This was partially offset by a 2.7Moz increase from exploration at
Kibali and La Colosa.
“Having achieved our best year on safety, we’ve returned to production growth for the first time in almost a decade, thanks to new lower cost ounces from Tropicana and Kibali,” Chief Executive
Officer Srinivasan Venkatakrishnan said. “The new production in the portfolio gives us the flexibility to rationalise marginal production while we continue to focus closely on overhead and operating costs.”
FOURTH QUARTER REVIEW
Normalised adjusted headline earnings (AHE) for the fourth quarter amounted to $164m, a 49%
improvement on the previous quarter’s $110m. Fourth quarter AHE were impacted by a number of non-cash accounting adjustments including $54m associated with stockpile and inventory provisions, $17m associated with operational and corporate redundancies.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Reconciliation of fourth and third quarter published to normalised Adjusted Headline Earnings:
Q3 2013
$m
Q4 2013
$m
AHE as published
        576                            45
Realised fair value gain on Mandatory Convertible Bond
 (567)                              -
Transaction costs $1.25bn and bridge facility costs
 20                              -
Cost of early redemption of 3.5% May 2009 convertible bond
 39                              -
Stockpile and inventory provisions
 -                           54
Loan and other impairments
 -                           57
Operational and corporate redundancies
 42                           17
Insurance claim proceeds
 -                            (9)
AHE normalised
110
164
The fourth quarter saw another strong performance, with both production and costs coming in better than market guidance. Production was 1,229Moz at an average total cash cost of $748/oz, compared to
1,043Moz at $809/oz the previous quarter and 859,000oz at $967/oz in the fourth quarter of 2012. Solid results during the quarter reflected strong performance from the Continental Africa region, particularly at
Geita and Siguiri, and from the company’s assets in Australia, with Sunrise Dam delivering high-grade production as planned from the Crown pillar, and the addition of low cost ounces from Tropicana. Costs benefited from higher output, weaker local currencies and early indications that a range of cost savings initiatives are gaining traction. All-in sustaining costs also declined to $1,015/oz from $1,155/oz during the previous quarter.
Summary of quarter-on-quarter operating and cost improvements:
Q4’2013
Improvement
Q4-vs-Q3
Q3’2013
Improvement
Q3-vs-Q2
Q2’2013
Gold Price received ($/oz)
1,271
(4%)
1,327
(7%)
1,421
Gold Production (Kozs)
1,229                       18%                      1,043                      12%                         935
Total cash costs ($/oz)
748*
8%
809
10%
898
Corporate & marketing ($m)
37
12%
42
26%
57
Exploration & evaluation ($m)
41
25%
55
30%
79
Capital expenditure ($m)
477
(6%)
(due to profiling)
448                        19%                        556
All-in sustaining**
($/oz)                           1,015                      12%                      1,155                       11%                       1,302
EBITDA ($m)
544                        66%                        327                        14%                        288
Cash inflow from operating
activities ($m)
431                        35%                        319                        128%                      140
Free cash outflow
($m)
(82)                         60%                       (205)                        59%                      (497)
*
Q4 2013 includes $30/oz consumable and stock impairments
.
**
Excludes stockpiles written off.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Comparing the first half of 2013 with the second half of 2013, the position is as follows:
Particulars H1
2013
H2
2013
Improvement
H2 vs H1
Gold Price received ($/oz) 1,529 1,297 (15%)
Gold Production (Kozs) 1,834 2,272 24%
Total cash costs ($/oz) 896 777* 13%
Corporate & marketing costs ($m) 122 79 35%
Exploration & evaluation costs ($m) 159 96 39%
Capital Expenditure ($m) 1,069 925 13%
All-in-sustaining costs** ($/oz)
1,288                   1,114                      14%
EBITDA ($m) 796                      871                         9%
Cash inflow from Operating activities ($m) 496 750 51%
Free cash outflow ($m) (725) (287) 60%
* Q4 2013 includes $30/oz consumable and stock provisions.
**
Excludes stockpiles written off.
Cash flow from operating activities increased 35% to $431m in the fourth quarter, from $319m in the third quarter of 2013. Total capital expenditure during the fourth quarter was $477m (including joint ventures), compared with $448m the previous quarter and $844m in the fourth quarter of 2012. Of the total capital spent, project capital expenditure during the fourth quarter of 2013 amounted to $224m. Net free cash flow, after all capital, tax and interest costs, improved to negative $82m in the fourth quarter, from negative $205m in the third quarter of 2013, reflecting improved costs and higher production.
Particulars Q4
2012
Q4
2013
Improvement
Y vs Y
Gold Price received ($/oz) 1,718 1,271 (26%)
Gold Production (Kozs) 859 1,229 43%
Total cash costs ($/oz) 967 748 23%
Corporate & marketing costs ($m) 85 37 56%
Exploration & evaluation costs ($m) 124 41 67%
Capital Expenditure ($m) 844 477 43%
All-in-sustaining costs** ($/oz)
1,551                    1,015                     35%
EBITDA ($m) 364                      544                        49%
Cash inflow from Operating activities ($m) 494 432 (13%)
Free cash outflow ($m) (447) (82) 82%
**
Excludes stockpiles written off.
A two-part financing was completed in December of 2013 on the South African debt facilities, providing a more diverse funding platform compared to the previous funding platform which relied solely on the commercial paper (CP) market. The first part of the financing is a 5-year revolving credit facility (RCF) at
R1.5bn with similar terms and conditions and a similar financial covenant as those in our US$ credit facility.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

The second part of the financing package is a three year-bond at R750m (this has a floating rate of
Johannesburg Interbank Agreed Rate - JIBAR +175 bps), providing the ability to fund short term requirements from the CP market with a back-up in South African rand RCF.
UPDATE ON CAPITAL PROJECTS
The company is pleased to announce the successful commissioning of two new gold projects in the last week of September – Tropicana and Kibali. Together, these projects are expected to add attributable production of 550,000oz to 600,000oz in 2014 at a combined average total cash cost of less than $700/oz.
“Our operators and project teams persevered in delivering our two new, high-quality projects ahead of schedule, despite a challenging environment for developing new assets,” Srinivasan Venkatakrishnan, Chief
Executive Officer of AngloGold Ashanti, said. “Along with our aggressive approach to optimising cash flow, we are positioning AngloGold Ashanti to deliver leverage to shareholders in a rising gold price environment.”
Tropicana commissioned ahead of schedule. The Tropicana gold project, a joint venture between
AngloGold Ashanti (70%) and Independence Group NL (30%) poured its first gold on 26 September 2013, ahead of schedule and on budget. Project close-out activities are in progress, and costs remain on budget.
During the fourth quarter, focus remained on maintaining steady state performance in the Tropicana plant which approached 90% plant availability at year-end. The project produced 95kozs (67kozs attributable) in the fourth quarter.
At the Kibali project, a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), steady production ramp-up progress is being made by Randgold
Resources. During the fourth quarter the Kibali plant ramp-up was on schedule with the oxide circuit producing 88kozs (40kozs attributable) at a total cash cost of $471/oz. In December, the primary crusher and mill for the sulphide circuit were commissioned. Decline development and sinking of the main shaft sink are progressing well. The focus for 2014 will be commissioning of the sulphide circuit in the second quarter, decline access to the underground ore zone by year end, and ongoing shaft sinking. The total project capital cost remains within the board approved budget.
The Relocation Action Plan (RAP) is also nearing completion, with a total of 4,216 new houses built and the
Church scheduled to be completed by the end of March 2014.
In the Americas, the Mine Life Extension project at CC&V ($585m approved cost over 5 years) is progressing on schedule. This Project is intended to extend the production life of CC&V to 2025 and add over 2Mozs of gold production over the life of the mine. The project adds a 2Mtpa mill to process higher grade ore, a 200Mt valley heap leach facility, associated facilities, and replacement mine fleet. Over 700,000 man-hours of work have been completed and there has been one lost time injury.
Project expenditure to date at the end of 2013 at CC&V was $197m. The mill is on track for mechanical completion in the late stages of 2014 and commissioning/production ramp up in the fourth quarter of 2014, with full production scheduled to begin in 2015. In 2013, mill engineering was completed and mill concrete construction is 50% complete whilst the Colorado State highway realignment was completed. The valley heap leach facility (VLF and associated gold recovery plant (ADR) schedule is as follows:
·   2014: complete lining the pregnant solution pond area (triple lined area) and start filling the area for the ADR2 (the gold recovery plant) platform;
·   2015: complete the ADR2 pad, construct the ADR2 plant (the gold recovery plant), and start loading ore on the first phase VLF2; and
·   2016: commission ADR2/VLF2 and start gold production.
Obuasi ramp decline continues according to schedule. Management continues to consult with stakeholders around options to improve ability to execute project.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

UPDATE ON COST OPTIMISATION AND PORTFOLIO REVIEW
Cost optimisation and portfolio review: A process remains underway to improve efficiency across the business, to identify long-term savings in the company’s direct and indirect cost base and to optimise capital expenditure. Mine plans have been adjusted and in some cases stockpiled inventories are being processed with a view to further reduce costs and improve cash flow. In addressing corporate costs, headcount reductions have been made during 2013 across the global employee base, including capital contractors and other service providers. The exit from exploration activities in non-core regions is going according to plan.
A binding agreement was signed on 10 February 2014 to sell the Navachab mine to a wholly-owned subsidiary of QKR Corporation Limited for an upfront consideration based on an enterprise value of $110 million, adjusted for AngloGold Ashanti Namibia’s net debt and working capital position on the scheduled closing date of the transaction. The upfront consideration is payable in cash on the Closing Date. In addition, under the terms of the agreement, AngloGold Ashanti will receive a net smelter return paid quarterly for seven years following the second anniversary of the closing date of the transaction, subject to an average gold price of $1,350 per ounce and capped at 18,750 ounces sold per quarter. The transaction is subject to fulfilment of a number of conditions precedent, including Namibian and South African regulatory and third party approvals
.
“We are executing on our strategy to focus our efforts on assets of scale that drive value in the business,”
said Charles Carter, AngloGold Ashanti’s Executive Vice President of Strategy and Business Development.
“We’re pleased to have reached agreement to sell Navachab for fair value in the midst of a difficult market –
we believe that QKR is the right group to take Navachab forward.”
Furthermore, Project 500 (P500), a cost optimisation initiative which was launched in early 2013 to deliver an annual reduction in Anglogold Ashanti’s operating cost base of approximately $500 million over an 18 month period, realised an initial savings of approximately 25% in 2013, with further significant savings anticipated in
2014. The first phase of P500 relied primarily on the identification and realisation of reduction initiatives that were known by the operations, but required support in planning, scheduling, resourcing or execution.
In the South Africa region, cost cuts at Moab Khotsong were carried out through staff and contractor reductions, deferment of projects as well as consumable savings through various campaigns. The fourth quarter savings at Moab Khotsong from the project approximated $6m. The implementation of P500 principles is on-going and has now been deployed at all business units in the South Africa region to identify key interventions and core focus points on cost control, which are anticipated to yield positive results in
2014.
In Argentina at Cerro Vanguardia, initiatives designed to develop efficiencies and production improvements continued during the fourth quarter of 2013 and included underground mine design optimization, extension of tyres’ operational life, optimisation and stabilisation of Carbon-in-Leach and regeneration circuits.
In Brazil, as anticipated, the potential savings identified are around $34m with most of the initiatives anticipated to be realised in 2014, a small portion having been realised in 2013. A strong cost and cash management program was implemented in 2013 which led to improved cost and capital expenditure control.
These initiatives contemplated productivity improvements, optimisation of operational processes, reductions on power and materials pricing and consumption, as well as reductions in administrative expenses such as travel, external services and consultancies.
Although the first phase of P500 is anticipated to deliver value until the end of 2014, it has become necessary to consider the next phase of savings to be delivered thereafter. Phase 2 will continue the P500 approach of co-ordinating cross-functional experts from across the company to work with operational management to identify further cost and revenue enhancement opportunities in key areas. Given that there are numerous interventions across multiple disciplines, this role includes assisting site management to prioritise and integrate improvements into the group’s plans, supported with appropriate models and processes. Phase 2 will build on the learning of Phase 1, and include a review of all previous and potential operational improvements.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Some cost reduction opportunities for the next phase have been identified following discussions with operational and technical Senior Vice Presidents. These include, among others:
·   The procurement of global strategic commodities (including fuel and power);
·   Third-party contracts and contractors;
·   Labour planning;
·   Working capital and stores’ inventory optimization; and
·   Stay-in-business capital
SOUTH AFRICAN LABOUR UPDATE
The 2013 wage negotiations were concluded on 10 September 2013 when a multi-year agreement was reached between South Africa’s major gold producers, represented in a collective bargaining forum led by the Chamber of Mines, and three of the four unions (the National Union of Mineworkers, United Association
of South Africa and Solidarity). While the Association of Mineworkers and Construction Union (AMCU),
which participated in the central level negotiations, did not sign the agreement, its members benefited from the wage increases of the agreement from its effective date of 1 July 2013.
On 20 January 2014, AMCU served notice to the gold companies that it intended to call a strike by its members on 23 January 2014, demanding higher wages. In response, the Chamber of Mines, representing the gold mining companies in South Africa, applied for an interdict against the strike given that wages had already been settled. The Labour Court postponed its judgement to 30 January 2014, ordering AMCU not to strike until a judgement was delivered. On 30 January, the Court granted an interim interdict, declared the threatened AMCU strike unprotected and ruling that AMCU must return to court on 14 March 2014 to explain why this interim interdict should not be made permanent. The judgement was awarded, with costs.
TECHNOLOGY AND INNOVATION UPDATE
During the quarter ended December 2013, the Technology Innovation Consortium has made considerable progress in prototype development pertaining to the key technologies that are intended to establish the base for a safe, automated mining method intended for use at AngloGold Ashanti’s deep-level underground mining operations.
Reef Boring (Stoping): In the fourth quarter of 2013, three 660mm single pass holes were drilled with the newly designed Atlantis reamer.
The last hole, hole 17, was of critical importance to the project and it was aimed at proving the technical viability of drilling holes that are immediately adjacent to one another (skin-to-skin) in order to ensure maximum orebody extraction. This was done successfully. The next holes will be drilled skin-to-skin to verify the results obtained in the first test after which the overlapping drilling configuration will be tested. The newly designed Atlantis 660mm reamer performed well in testing in terms of penetration rates, speed and also produced cuttings of constant size. This reamer delivered much improved size cuttings and significantly reduced the amount of vibrations on the drilling machine. The average time taken to complete the holes was
3.5 days, which compared favourably with the Atlantis single pass 540mm hole, despite the bigger diameter.
Site Equipping: During the fourth quarter, site equipping, opening up and development of the future production sites progressed according to schedule with the exception of the TauTona mine VCR site. A fire that occurred on 75 Level at TauTona mine led to the site establishment work being halted in the 67 Level
VCR production site until safe ventilation conditions can be re-established. An alternative site that will accommodate the rig intended for this site has already been identified at the Moab Khotsong mine with the planning for site establishment having been concluded. The first production site which is a TauTona Carbon
Leader Reef site is on schedule to start in April 2014.
Machine Manufacturing: The design of a machine for medium reefs (width 40-80cm) and the machine design for narrow reefs (width 0-40cm) were concluded and the orders for manufacturing have been placed.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Ultra High Strength Backfill (UHSB)
Enhancements to the batch mixing process progressed well, increasing the mix volumes and reducing the preparation time of the UHSB. A replica of the underground production site mixers have been constructed on surface for testing to ensure operational readiness. Construction of the underground backfill plant commenced in December 2013 and is scheduled to coincide with the start-up of the first production site in
April 2014.
Stress monitoring instrumentation installed within the filled holes is producing real time data. Early monitoring has indicated that the performance and effectiveness of the UHSB is satisfactory and that the effect of reef boring extraction on the surrounding rock mass has been minimised.
SAFETY
After three consecutive months with no fatality, December unfortunately saw fatal incidents at Moab
Khotsong and Obuasi, each resulting in a single fatality, both of which are being thoroughly investigated to ascertain the underlying causes. Improvements to prevent the recurrence of such incidents have been identified and are in the process of being implemented.
Much still needs to be done to reach our goals of zero harm, however, 2013 saw the following outcomes from our operating and safety teams with 80% of the operations having set new safety records:
·    This is the lowest number of fatalities recorded in any year in Anglogold Ashanti’s history (at a group level, South African Regional level and at the International operational level). The company’s fatality rate for 2013 was 0.05, a 50% improvement over 2012;
·    The South Africa region made significant inroads in 2013 to improve its safety performance, particularly at West Wits which had a difficult first 5 months of the year, but ended up without a fatality in the last 7 months of the year. Vaal River Region recorded 17 months without a fatality prior to the accident at Moab that happened at year-end;
·    Lost time injury, All injury, and Accident severity rates all saw an improvement of at least 7% when compared to the previous year.
The focus continues on Major Hazard Management through identification and monitoring of critical controls and High Potential Incidents (HPIs) with a view of enhancing organisational learning and institutionalising change in order to improve our safety record as we go into 2014. HPIs correlate well with fatal incidents experienced by the business in the past and are used as learning opportunities to prevent future occurrence.
OPERATING HIGHLIGHTS
For the year ended December 2013, the South African operations produced 1,302Moz at a total cash cost of $850/oz. In 2012, the region produced 1,212Moz at a total cash cost of $873/oz. Production for the fourth quarter was 339,000oz at a total cash cost of $767/oz and all-in sustaining costs of $1,005/oz. When compared to the same quarter the previous year, the region demonstrated a strong improvement in production and costs partially given that the fourth quarter of 2012 was impacted by strike activity. Notably, all-in sustaining costs in the fourth quarter for the region saw a decline of 34% when compared to fourth quarter in 2012 and 12% when compared to the third quarter in 2013.
At the West Wits operations, the fourth quarter performance was adversely affected by continued increase in seismic activity, safety stoppages and deterioration in grades. Production was 154,000oz at total cash cost of $717/oz compared to 149,000oz at $814/oz in the previous quarter. The decrease in cash costs for the
West Wits operations is testimony to the vigorous cost optimisation measures that have been implemented.
During the fourth quarter, TauTona successfully embarked on an energy optimisation project which has generated positive results.
Vaal River operations saw an increase in production in the fourth quarter to 127,000oz at a total cash cost of
$762/oz despite experiencing the subsequent effects of the previous quarter’s fire at the Kopanang mine.
Production in the previous quarter was 122,000oz at a total cash cost of $867/oz. The average grade recovered at Moab Khotsong increased by 53% year-on-year. This favourable yield was achieved through a reduction in dilution due to a decrease in stoping width and a higher average reef grade being mined, as planned. Moab Khotsong was the lowest cost producer for the South African region at a total cash cost of
$596/oz.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Surface operations saw another strong operating quarter with production at 58,000oz at a total cash cost of
$915/oz, as tonnage ramp-up incorporating the Business Process Framework (BPF) at Mine Waste
Solutions helped ensure that higher tonnages are being treated than in the past. Production in the previous quarter was 59,000oz at a total cash cost of $915/oz. Grades continue to improve as Vaal River tailings now supplement the Mine Waste Solutions tailings. Although the uranium circuit at Mine Waste Solutions started commissioning in January 2014, harsh weather conditions, logistical and safety challenges were encountered during the fourth quarter of 2013, resulting in completion now anticipated by the end of the first quarter in 2014. Completion of this circuit will not only allow uranium production, but is expected to also improve gold recovery rates. Since the acquisition of First Uranium, AngloGold Ashanti’s operating protocols have led to improved efficiencies and regulatory compliance at this operation and will endeavour to improve this performance going forward.
The Continental Africa Region production for the year ended 31 December 2013 was 1,460Moz at a total cash cost $869/oz. In 2012, the region produced 1,521Moz at a total cash cost of $830/oz. In the fourth quarter, the region produced 460,000oz at a total cash cost of $839/oz and at all-in sustaining costs of
$1,129/oz. In the fourth quarter of 2012, the region’s production was 376,000oz at a total cash cost of
$986/oz. In the third quarter of 2013 the region delivered 383,000oz at a total cash cost of $804/oz.
Average daily throughput for the region continued to increase throughout the year. The quarter saw the commencement of commercial production at Kibali, a new world class project located in the DRC, which delivered 40,000oz in its maiden operational quarter at a total cash cost of $471/oz.
In Ghana, Iduapriem’s fourth quarter production increased by 8% to 67,000oz compared to the third quarter, as a result of a 5% increase in recovered grade, due to access to higher grade ore sources in the Ajopa and
Block 8 pits, together with a 5% increase in tonnage throughput as a result of 5% additional production days in the quarter. Production achieved in the fourth quarter represents the highest quarterly production performance in the last nine years. Total cash costs, however, increased to $966/oz mainly due to non-cash year-end adjustments of $371/oz to the carrying values of the ore stockpile.
At Obuasi, production in the fourth quarter decreased by 7% to 63,000oz compared to the third quarter due to a 17% decrease in recovered grade as a result of an unplanned variation in the mining plan necessitated by a technical failure of the Agitator shaft, partly offset by an 11% increase in tonnage throughput as a result of an increase in surface tonnes processed. Total cash costs consequently increased to $1,354/oz quarter-
on-quarter.
In the Republic of Guinea, Siguiri’s production in the fourth quarter increased 9% to 75,000oz, compared to the third quarter, as the operation achieved its eighth straight quarter of exceeding production targets.
Tonnage throughput was the highest ever achieved for a quarter as well as the month of December since
Carbon-In-Pulp production commenced. This is as a result of increased efficiency both at the plant and mining operations, whilst recovered grade increased by 1%. Total cash costs consequently decreased by
14% to $844/oz quarter-on-quarter, as a result of the higher production together with lower mining costs resulting from a lower mine stripping ratio.
At Geita, in Tanzania, production in the fourth quarter increased by 21% to 154,000oz compared to the third quarter, as a result of an 11% increase in tonnage throughput due to additional production days, improved plant availability and utilisation together with a 9% increase in recovered grade. Total cash costs decreased by 1% to $543/oz quarter-on-quarter, due to the higher production.
In the Americas, production for the year ended December 2013 was 1,001Moz, at total cash cost of
$671/oz. In 2012, the region produced 953,000oz at a total cash costs of $669/oz. Production in the fourth quarter remained stable compared to the previous quarter at 262,000oz at a total cash cost of $634/oz and at all-in sustaining costs of $887/oz. Production was 258,000oz at total cash cost of $703/oz the same quarter a year ago. The third quarter 2013 production was 270,000oz at a total cash cost of $656/oz.
In Argentina, at Cerro Vanguardia production, for the year ended 31 December 2013, was 10% higher than in 2012, the highest annual production for the last 10 years, mainly due to the effect of higher grade and treated tonnes. Production for the fourth quarter was 61,000oz at a total cash cost of $672/oz. The operation saw a 3% reduction in production quarter-on-quarter, mainly due to lower grades, which also had an impact on total cash cost at $672/oz, 9% higher quarter-on-quarter. Rising costs were partially compensated by
Quarterly Report December 2013 - www.AngloGoldAshanti.com

favourable efficiencies related to lower mine contractor costs, lower maintenance costs, weaker exchange rate and lower royalties paid. Silver production (92.5% attributable) at 825,307oz was a 5% increase compared to the previous quarter.
In Brazil, operations had a strong performance producing 154,000oz at a total cash cost of $560/oz in the fourth quarter of 2013 compared to 138,000oz at a total cash cost of $629/oz in the previous quarter.
At Cripple Creek & Victor production for the fourth quarter was 47,000oz at a total cash cost of $825/oz.
Compared to the previous quarter, this was 32% lower due to the timing of the pad placement sequencing as ore was stacked further from the liner during the fourth quarter which delayed production. Higher cost ounces placed on the heap leach pad, longer waste hauls, and lower recoverable grades in more ore tons mined impacted negatively on the costs. Third quarter production was 69,000oz at a total cash cost of
$744/oz.
In Australia, production for the year ended December 2013 was 342,000oz at total cash cost of $1,047/oz.
Compared to the 2012 year, the region produced 257,000oz at a total cash costs of $1,211/oz. The fourth quarter produced 169,000oz at a total cash cost of $640/oz and at all-in sustaining costs of $763/oz.
Production was 55,000oz at a total cash cost of $1,462/oz, for the fourth quarter of 2012. In the third quarter
2013 production was 62,000oz at total cash cost of $1,270/oz. The significant increase in the fourth quarter production was due to a strong operating quarter at Sunrise Dam and the commencement of mining at
Tropicana.
Sunrise Dam’s production in the fourth quarter increased by 65% to 102,000oz, primarily as a result of planned higher volumes and grades of ore mined in the crown pillar portion of the open pit. Mill throughput averaged 10,147 tonnes per day and the mining of the Crown Pillar was successfully completed. Total cash costs decreased 42% to $685/oz, quarter-on-quarter, favourably impacted by improved grade and higher volumes mined from the open pit.
As a result of a change to grade control and mine design, combined with improved productivity, underground mining costs improved.
EXPLORATION
Total exploration and evaluation (including technology) expenditure during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, was $54m ($23m on Brownfield, $15m on Greenfield and
$16m on pre-feasibility studies), compared with $176m during the same quarter the previous year ($51m on
Brownfield, $69m on Greenfield and $56m, on pre-feasibility studies).
In Colombia, exploration continued at the Nuevo Chaquiro target, Quebradona project, in a joint venture with B2Gold (AngloGold Ashanti 86%). Diamond drilling recommenced late in the quarter following a short halt to refine targeting based on an updated geological and structural model. The latest drillhole, CHA-048, will test the continuation of the high-grade zone approximately 200m to the northwest of CHA-039, with results that are expected in the first quarter of 2014. At year end, the drillhole was still above the target zone, however visually, there is significant chalcopyrite mineralization associated with early quartz diorite porphyry dykes that are similar to those intersected in CHA-039.
The completion of the enhanced pre-feasibility study for Gramalote was completed in November 2013.
Rather than proceeding into full feasibility and placing orders for long lead capital items and following discussions with our JV partner, the focus for 2014 has moved to securing Environmental Impact
Assessments (EIA) permits from the government, given current depressed gold prices.
In Australia, aircore drilling progressed solidly at the Tropicana JV (AngloGold Ashanti 70%) during the quarter with several prospects tested in the core of the Tropicana JV tenement package. Encouraging results were returned from shallow aircore drilling at the near-mine Phoenix prospect, located 16km north of
Tropicana Gold Mine (TGM), and from the regional Lichini prospect, approximately 90km southwest of TGM.
Promising results were also returned from first pass diamond drilling at Madras prospect approximately 25km south of TGM. Follow-up work is planned for these targets in 2014. Geophysical surveys were completed at a number of target areas within the Tropicana JV in the fourth quarter, including airborne EM and magnetic surveys and ground based IP and EM surveys. Results from these surveys are currently being assessed and will be used to plan follow-up work in 2014. At the Nyngan JV (AGA: 70%), induced polarisation geophysical
Quarterly Report December 2013 - www.AngloGoldAshanti.com

surveying was progressed over key prospective areas and aims to assist in delineating targets for drill testing in 2014.
In Guinea, exploration work continued on the Kounkoun trend in Blocks 3 and 4 (AngloGold Ashanti 85) with reverse circulation drilling at KK1 North (Block 3) completed for 3,558m and 153 line km of IP surveying completed at Kouremale (Block 4). The KK1 North drill programme aimed to test the continuity of mineralisation along the turbidite/chlorite-magnetite-shale contact for a distance of 2km to the north of the KK1 deposit. At
Block 3, IP surveying continued to delineate NS-trending structural features, prospective for gold mineralisation, which will be tested by diamond drilling in the first quarter of 2014.
Detailed information on the exploration activities and studies both for brownfields and greenfields is available
on the AngloGold Ashanti website         (
www.anglogoldashanti.com
).
DIVIDEND
Given a volatile gold price, AngloGold Ashanti’s Board of Directors has elected to prioritise its cash flow at this stage for debt repayment and for the completion of existing capital growth projects, namely the Kibali underground mine and sulphide circuit in the DRC, the expansion of the Cripple Creek & Victor mine in the
US, and the life extension project at its Mponeng mine in South Africa. AngloGold Ashanti, therefore, will not pay a final dividend and will review this position again at the half year in light of the prevailing gold price, debt levels and progress on its projects.
OUTLOOK
Gold production for 2014 is estimated at between 4.2Moz to 4.5Moz. These estimates factor in the production from Tropicana (340 to 370koz) and Kibali (250 to 275koz) and exclude production from
Navachab (some 30 to 35koz) for a period of six months. Total cash costs are estimated at between $750/oz to $790/oz and “all in sustaining costs” at $1,025/oz to $1,075/oz, at an average exchange rate of R11/$,
BRL2.45/$, A$0.85/$ and AP6.50/$ and fuel at $100/barrel.
Gold production for the first quarter of 2014 (which is always a weak quarter) is estimated at 950koz to
1000koz. Total cash costs are estimated at between $800/oz to $850/oz at an average exchange rate of
R11/$, BRL2.45/$, A$0.85/$ and AP6.45/$ and fuel at $100/barrel.
For 2014, capital expenditure is anticipated to be between $1.3bn and $1.45bn (including defined project capital of $400m and deferred stripping $113m). Corporate costs and marketing expenditure are estimated at $120m to $140m. Spending on expensed exploration, study and evaluation spend (including equity accounted JV’s), is anticipated to be $150m to $175m. Depreciation and amortisation is anticipated to be
$800m, while interest and finance costs are expected to be $290m (income statement) and $250m (cash flow statement).
Known or unpredictable factors could have material adverse effects on our future results. Please refer to the
Risk Factors section in AngloGold Ashanti’s prospectus supplement to its prospectus dated 17 July 2012, filed with the United States Securities and Exchange Commission (“SEC”) on 26 July 2013 and available on the SEC’s homepage at
http://www.sec.gov
.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

MINERAL RESOURCE AND ORE RESERVE
The AngloGold Ashanti Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserve (JORC Code, 2012 Edition),
and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resource
and Mineral Reserve (The SAMREC Code, 2007 edition and amended July 2009). Mineral Resource is inclusive of the Ore
Reserve component unless otherwise stated. In complying with revisions to the JORC code the company has reviewed the changes to its Mineral Resource and Ore Reserve and concluded that none are material to the overall valuation of the company.
AngloGold Ashanti has therefore resolved not to provide the detailed reporting as defined in Table 1 of the code. The company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.
AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on an active, well-defined brownfields exploration program, innovation in both geological modelling and mine planning and continual optimisation of its asset portfolio
.
GOLD PRICE
The following local prices of gold were used as a basis for estimation in the December 2013 declaration:
Gold Price
Local prices of gold
South Africa
Australia
Brazil
Argentina
US$/oz
ZAR/kg
AUD/oz
BRL/oz
ARS/oz
2013 Ore Reserve
1,100
360,252 1,249 2,551 6,186
2013 Mineral Resource
1,600
434,112 1,606 3,304 8,106
The JORC and SAMREC Codes require the use of reasonable economic assumptions. These include long-range commodity price forecasts which are prepared in-house.
MINERAL RESOURCE
The total Mineral Resource decreased from 241.5Moz in December 2012 to 233.0Moz in December 2013. A gross annual decrease of 2.8Moz occurred before depletion, while the net decrease after allowing for depletion is 8.5Moz. Changes in economic assumptions from December 2012 to December 2013 resulted in a 12.9Moz decrease to the Mineral Resource, whilst exploration and modelling resulted in an increase of 10.7Moz. Depletion from the Mineral Resource for the year totalled 5.8Moz
.
MINERAL RESOURCE
Moz
Mineral Resource as at 31 December 2012
241.5
Reductions
Kopanang
Negative exploration results defined a large uneconomic area
(2.5)
Savuka
Depletions and transfers to TauTona and Mponeng
(3.0)
Obuasi
Revised domaining of Mineral Resource models
(2.4)
Geita
Gold price resulted in an increased cut-off
(1.6)
CC&V
Gold price, model grade and recovery factors
(2.1)
Other
Total of non-significant changes
(3.8)
Additions
Mponeng
Transfers from Savuka Mineral Resource
1.7
Kibali
Positive exploration results
2.0
La Colosa
Exploration growth tempered by reduced economics
1.2
Other
Total of non-significant changes
2.6
Disposals
Kibali Kibali South Inferred Mineral Resource was transferred to SOKIMO (0.6)
Mineral Resource as at 31 December 2013
233.0
Rounding of numbers may result in computational discrepancies.
Mineral Resources have been estimated at a gold price of US$1,600/oz (2012: US$2,000/oz).
Quarterly Report December 2013 - www.AngloGoldAshanti.com 12

ORE RESERVE
The AngloGold Ashanti Ore Reserve reduced from 74.1Moz in December 2012 to 67.9Moz in December 2013. This gross annual decrease of 6.2 Moz includes depletion of 5.0Moz. The balance of 1.2 Moz reductions in Ore Reserve, results from changes in economic assumptions between 2012 and 2013 which resulted in a reduction of 3.4Moz to the Ore Reserve, whilst exploration and modelling changes resulted in an increase of 2.2Moz.
ORE RESERVE
Moz
Ore Reserve as at 31 December 2012
74.1
Reductions
Savuka
Depletions and transfers to TauTona and Mponeng
(0.5)
Moab Khotsong
Model changes and depletions
(0.5)
Sadiola
Model changes, economics and depletions
(0.7)
Geita
Economic changes had a significant negative effect
(1.5)
CC&V
Lower gold price
(1.2)
Other
Total non-significant changes
(3.0)
Additions
Mponeng Mainly due to net effect of transfer from Savuka 0.8
Other Total non-significant changes 0.4
Ore Reserve as at 31 December 2013
67.9
Rounding of numbers may result in computational discrepancies.
Ore reserves have been calculated using a gold price of US$1,100/oz (2012: US$1,300/oz).
BY-PRODUCTS
Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 57,897t of Uranium oxide from the South African operations, 382,766t of Sulphur from Brazil and 29.6Moz of silver from Argentina
.
COMPETENT PERSONS
The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent
Persons are employed by Anglogold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external audit in line with the policy that each operation / project will be reviewed by an independent third party on average once every three years:
·
Mineral Resource and Ore Reserve at Kopanang and Great Noligwa Mines
·
Mineral Resource and Ore Reserve at TauTona Mine
·
Ore Reserve at Kibali Mine
·
Mineral Resource at Gramalote
The external audits were conducted by the following companies AMEC (Kopanang, Great Noligwa, TauTona and Gramalote)
and Snowden (Kibali Mine). Certificates of sign off have been received from all companies conducting the external audits to state that the Mineral Resource and/or Ore Reserve comply with the JORC Code and the SAMREC Code.
Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent
Persons from within Anglogold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral
Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA,
FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website
(www.anglogoldashanti.com).
Quarterly Report December 2013 - www.AngloGoldAshanti.com 13

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
as at 31 December 2013
Tonnes
Grade
Contained         Contained
Category
million
g/t
gold
gold
tonnes
Moz
South Africa Region
Measured          164.79 2.48             409.37 13.16
Indicated          949.84 2.07         1 968.70 63.30
Inferred            51.36 10.78             553.96 17.81
Total        1 165.99
2.51
2 932.03
94.27
Continental Africa Region
Measured          110.41 2.32             256.30 8.24
Indicated          475.62 2.52         1 197.92 38.51
Inferred          290.50 2.39             693.66 22.30
Total
876.52
2.45
2 147.88
69.06
Australasia
Measured            35.57 1.65              58.87 1.89
Indicated            70.92 2.10            148.71 4.78
Inferred            20.05 3.04              60.92 1.96
Total
126.54
2.12
268.51
8.63
Americas
Measured           293.87 1.06             310.12 9.97
Indicated

          277.67
1.26             349.90 11.25
Inferred        1 268.53 0.98 1 239.20 39.84
Total        1 840.07
1.03
1 899.22
61.06
Total
Measured           604.64 1.71         1 034.66 33.27
Indicated        1 774.04 2.07 3 665.23 117.84
Inferred        1 630.45 1.56 2 547.74 81.91
Total        4 009.13
1.81
7 247.63
233.02
Rounding of figures may result in computational discrepancies.
MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
as at 31 December 2013
Tonnes
Grade
Contained          Contained
Category
million
g/t
gold
gold
tonnes
Moz
South Africa
Measured           15.33 18.11             277.65 8.93
Indicated          230.62 3.71             856.27 27.53
Inferred           17.00 18.74             318.52 10.24
Total
262.95
5.52
1 452.43
46.70
Continental Africa
Measured
22.89 3.68 84.32 2.71
Indicated
244.05 2.24 546.35 17.57
Inferred
289.56 2.39 691.73 22.24
Total
556.50
2.38
1 322.40
42.52
Australasia
Measured 3.21 0.87 2.80 0.09
Indicated 43.29 1.97 85.30 2.74
Inferred 20.05 3.04 60.92 1.96
Total
66.55
2.24
149.02
4.79
Americas
Measured
152.12 0.95 145.07 4.66
Indicated 203.04 1.04 211.91 6.81
Inferred
1 265.98 0.97 1 225.98 39.42
Total       1 621.13
0.98
1 582.96
50.89
Total
Measured          193.55 2.63             509.83 16.39
Indicated          720.99 2.36          1 699.83 54.65
Inferred       1 592.59 1.44 2 297.16 73.86
Total       2 507.13
1.80
4 506.82
144.90
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

ORE RESERVE BY REGION (ATTRIBUTABLE)
as at 31 December 2013
Tonnes
Grade
Contained Contained
Category
million
g/t
gold
gold
tonnes
Moz
South Africa
Proved
150.77 0.68 102.05 3.28
Probable
731.97 1.17 859.08 27.62
Total
882.75
1.09
961.13
30.90
Continental Africa
Proved
67.88 2.22 150.35 4.83
Probable 250.06 2.44 608.99 19.58
Total
317.93
2.39
759.34
24.41
Australasia
Proved 32.37 1.73 56.08 1.80
Probable 27.16 2.30 62.33 2.00
Total
59.53
1.99
118.41
3.81
Americas
Proved
140.68 1.05 148.17 4.76
Probable
78.25 1.61 126.06 4.05
Total
218.93
1.25
274.23
8.82
Total
Proved       391.70 1.17          456.65 14.68
   Probable   1 087.44 1.52 1 656.45 53.26
Total   1 479.14
1.43
2 113.11
67.94
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Group
income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2013
2013
2012
2013
2012
US Dollar million
Notes
Reviewed Reviewed Reviewed Reviewed Reviewed
Revenue
2
1,474
1,415 1,490 5,708 6,632
Gold income 2
1,418
1,374 1,398 5,497 6,353
Cost of sales 3
(1,042)
(1,064) (1,005) (4,146) (3,964)
Gain (loss) on non-hedge derivatives and other
commodity contracts
28
(34) 25 94 (35)
Gross profit
404
276 418 1,445 2,354
Corporate administration, marketing and other
expenses
(37)
(42) (85) (201) (291)
Exploration and evaluation costs
(41)
(55) (124) (255) (395)
Other operating expenses
4
(1)
(7) (6) (19) (47)
Special items 5
(90)
(92) (402) (3,410) (402)
Operating profit (loss)
235
80 (199) (2,440) 1,219
Dividends received
2
-
- - 5 7
Interest received
2
15
8 12 39 43
Exchange gain
4
10 - 14 8
Finance costs and unwinding of obligations
6
(75)
(89) (67) (296) (231)
Fair value adjustment on $1.25bn bonds
(12)
(46) - (58) -
Fair value adjustment on option component of
convertible bonds
-
- 17 9 83
Fair value adjustment on mandatory convertible
bonds
-
44 65 356 162
Share of associates and joint ventures' profit (loss)
7
4
25 (42) (162) (30)
Profit (loss) before taxation
171
32 (214) (2,533) 1,261
Taxation
8
(426)
(38) 46 333 (346)
(Loss) profit for the period
(255)
(6) (168) (2,200) 915
Allocated as follows:
Equity shareholders
(305)
1 (174) (2,230) 897
Non-controlling interests
50
(7) 6 30 18
(255)
(6) (168) (2,200) 915
Basic (loss) earnings per ordinary share (cents)
(1)(3)
(75)
0 (45) (568) 232
Diluted (loss) earnings per ordinary share (cents)
(2)
(75)
(9) (57) (631) 177
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter and year ended 31 December 2013 have been prepared by the corporate accounting staff of
AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Richard
Duffy, the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan, the Group's Chief Executive Officer. The financial statements for the quarter and year ended 31 December 2013 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.
(3)
The basic earnings per ordinary share for the September 2013 quarter end is 0.26 cents.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Group
statement of comprehensive income
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2013
2013
2012
2013
2012
US Dollar million
Reviewed Reviewed Reviewed Reviewed Reviewed
(Loss) profit for the period
(255)
(6) (168) (2,200) 915
Items that may be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
(85)
(8) (35) (433) (92)
Net gain (loss) on available-for-sale financial assets
-
3 (10) (23) (27)
Release on impairment of available-for-sale
financial assets (note 5)
1
4 12 30 16
Release on disposal of available-for-sale
financial assets
-
(1) - (1) -
Cash flow hedges
1
- - 1 -
Deferred taxation thereon
-
- 2 2 6
2
6 4 9 (5)
Items that will not be reclassified to profit or
loss:
Actuarial gain (loss) recognised
52
(13) (14) 69 (14)
Deferred taxation rate change thereon
-
- - - (9)
Deferred taxation thereon
(15)
3 3 (20) 3
37
(10) (11) 49 (20)
Other comprehensive loss for the period,
net of tax
(46)
(12) (42) (375) (117)
Total comprehensive (loss) income for the
period, net of tax
(301)
(18) (210) (2,575) 798
Allocated as follows:
Equity shareholders
(351)
(11) (216) (2,605) 780
Non-controlling interests
50
(7) 6 30 18
(301)
(18) (210) (2,575) 798
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Group
statement of financial position
As at
As at
As at
December
September
December
2013
2013
2012
US Dollar million
Notes
Reviewed Reviewed
Reviewed
ASSETS
Non-current assets
Tangible assets
4,815
4,800 7,776
Intangible assets
267
288 315
Investments in associates and joint ventures
1,327
1,233 1,047
Other investments
131
134 167
Inventories
586
602 610
Trade and other receivables
29
29 79
Deferred taxation
177
541 97
Cash restricted for use
31
30 29
Other non-current assets
41
7 7
7,404
7,664 10,127
Current assets
Other investments
1
- -
Inventories
1,053
1,064 1,213
Trade and other receivables
369
425 472
Cash restricted for use
46
36 35
Cash and cash equivalents
648
786 892
2,117
2,311 2,612
Non-current assets held for sale 15
153
150 -
2,270
2,461 2,612
TOTAL ASSETS
9,674
10,125 12,739
EQUITY AND LIABILITIES
Share capital and premium 11
7,006
6,988 6,742
Accumulated losses and other reserves
(3,927)
(3,555) (1,269)
Shareholders' equity
3,079
3,433 5,473
Non-controlling interests
28
(22) 21
Total equity
3,107
3,411 5,494
Non-current liabilities
Borrowings
3,633
3,583 2,724
Environmental rehabilitation and other provisions
963
1,057 1,238
Provision for pension and post-retirement benefits
152
179 221
Trade, other payables and deferred income
4
2 10
Derivatives
-
- 10
Deferred taxation
579
593 1,084
5,331
5,414 5,287
Current liabilities
Borrowings
258
326 859
Trade, other payables and deferred income
820
835 979
Bank overdraft
20
25 -
Taxation
81
54 120
1,179
1,240 1,958
Non-current liabilities held for sale 15
57
60 -
1,236
1,300 1,958
Total liabilities
6,567
6,714 7,245
TOTAL EQUITY AND LIABILITIES
9,674
10,125 12,739
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Group
statement of cash flows
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2013
2013
2012
2013
2012
US Dollar million
Reviewed Reviewed Reviewed Reviewed Reviewed
Cash flows from operating activities
Receipts from customers
1,479
1,396 1,471 5,709 6,523
Payments to suppliers and employees
(1,039)
(1,048) (960) (4,317) (4,173)
Cash generated from operations
440
348 511 1,392 2,350
Dividends received from joint ventures
-
10 18 18 72
Taxation refund
22
- 54 23 54
Taxation paid
(31)
(39) (89) (187) (507)
Net cash inflow from operating activities
431
319 494 1,246 1,969
Cash flows from investing activities
Capital expenditure
(372)
(327) (663) (1,501) (1,925)
Interest capitalised and paid
-
2 (5) (5) (12)
Expenditure on intangible assets
(17)
(18) (28) (68) (79)
Proceeds from disposal of tangible assets
2
1 1 10 5
Other investments acquired
(18)
(17) (17) (91) (97)
Proceeds from disposal of investments
15
16 13 81 86
Investments in associates and joint ventures
(78)
(120) (132) (472) (349)
Proceeds from disposal of associates and joint ventures
-
- - 6 20
Loans advanced to associates and joint ventures
(14)
(3) (1) (41) (65)
Loans repaid by associates and joint ventures
-
31 1 33 1
Dividends received
-
- 6 5 7
Proceeds from disposal of subsidiary
-
- 6 2 6
Cash in subsidiary acquired
-
- - - 5
Cash in subsidiary disposed
-
- (31) - (31)
Reclassification of cash balances to held for sale assets
3
(5) - (2) -
Acquisition of subsidiary and loan
-
- - - (335)
(Increase) decrease in cash restricted for use
(13)
(2) 28 (20) (3)
Interest received
10
4 11 23 36
Loans advanced
-
- (45) - (45)
Net cash outflow from investing activities
(482)
(438) (856) (2,040) (2,775)
Cash flows from financing activities
Proceeds from issue of share capital
-
- - - 2
Proceeds from borrowings
238
1,640 220 2,344 1,432
Repayment of borrowings
(260)
(1,058) (5) (1,486) (217)
Finance costs paid
(42)
(58) (56) (200) (145)
Acquisition of non-controlling interest
-
- - - (215)
Revolving credit facility and bond transaction costs
(2)
(29) (1) (36) (30)
Dividends paid
(11)
3 (22) (62) (236)
Net cash (outflow) inflow from financing activities
(77)
498 136 560 591
Net (decrease) increase in cash and cash equivalents
(128)
379 (226) (234) (215)
Translation
(5)
(1) (5) (30) (5)
Cash and cash equivalents at beginning of period
761
383 1,123 892 1,112
Cash and cash equivalents at end of period
(1)
628
761 892 628 892
Cash generated from operations
Profit (loss) before taxation
171
32 (214) (2,533) 1,261
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(28)
34 (25) (94) 35
Amortisation of tangible assets
202
153 219 775 830
Finance costs and unwinding of obligations
75
89 67 296 231
Environmental, rehabilitation and other expenditure
(37)
(8) (15) (66) (17)
Special items
88
76 389 3,399 402
Amortisation of intangible assets
9
6 1 24 5
Fair value adjustment on $1.25bn bonds
12
46 - 58 -
Fair value adjustment on option component of convertible bonds
-
- (17) (9) (83)
Fair value adjustment on mandatory convertible bonds
-
(44) (65) (356) (162)
Interest received
(15)
(8) (12) (39) (43)
Share of associates and joint ventures' profit (loss)
(4)
(25) 42 162 30
Other non-cash movements
7
8 8 25 79
Movements in working capital
(40)
(11) 133 (250) (218)
440
348 511 1,392 2,350
Movements in working capital
Increase in inventories
(26)
(18) (115) (142) (324)
Decrease (increase) in trade and other receivables
20
31 70 69 (110)
(Decrease) increase in trade, other payables and deferred income
(34)
(24) 178 (177) 216
(40)
(11) 133 (250) (218)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 31 December 2013 includes a bank overdraft included in the statement of financial position as part of current liabilities of $20m
(September 2013: $25m).
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2011 - as
previously reported
6,689 171 (1,300) (2) 18 (78) (469) 5,029 137 5,166
Restated for IFRIC 20 adjustments
(1)
(46) (46) (46)
Restated for IAS 19R adjustments
(1)
(5) 5 - -
Balance at 31 December 2011
- restated
6,689
171 (1,351) (2) 18 (73) (469) 4,983 137 5,120
Profit for the period 897 897 18 915
Other comprehensive loss (5) (20) (92) (117) (117)
Total comprehensive income (loss)
-                     -                897                      -                 (5)               (20)                   (92)                 780                 18                  798
Shares issued
53
53 53
Share-based payment for share awards
net of exercised
15 15 15
Disposal of subsidiary
- (45) (45)
Acquisition of non-controlling interest
(144) (144) (71) (215)
Dividends paid (215) (215) (215)
Dividends of subsidiaries
- (17) (17)
Translation
(9)                    7
3 1 (1) -
Balance at 31 December 2012 - restated
6,742 177 (806) (2) 13 (90) (561) 5,473 21 5,494
Balance at 31 December 2012 - restated
6,742
177
(806)
(2)
13
(90)
(561)
5,473
21
5,494
Loss for the period
(2,230)
(2,230)
30
(2,200)
Other comprehensive income (loss)
1
8
49
(433)
(375)
(375)
Total comprehensive (loss) income
-                     -             (2,230)                 1                   8                   49                  (433)             (2,605)                30             (2,575)
Shares issued
264
264
264
Share-based payment for share awards
net of exercised
(2)
(13)
(13)
(13)
Dividends paid
(40)
(40)
(40)
Dividends of subsidiaries
-
(23)
(23)
Translation
(28)
15
(3)
16
-
-
Balance at 31 December 2013
7,006
136
(3,061)
(1)
18
(25)
(994)
3,079
28
3,107
(1)
Refer note 14.
(2)
Includes reassessment of estimated vesting profile related to the accelerated share options.
Rounding of figures may result in computational discrepancies.
Equity holders of the parent
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Segmental
reporting
Dec
Sep
Dec
Dec
Dec
2013
2013
2012
2013
2012
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
Gold income
South Africa
428
452 344 1,810 2,013
Continental Africa
568
530 651 2,111 2,609
Australasia
192
83 94 441 426
Americas
335
359 413 1,425 1,656
1,523
1,424 1,501 5,787 6,704
Equity-accounted investments included above
(105)
(50) (103) (290) (351)
1,418
1,374 1,398 5,497 6,353
Gross profit (loss)
South Africa
134
42 117 510 651
Continental Africa
117
130 142 475 959
Australasia
30
(11) - (9) 78
Americas
125
114 176 516 736
Corporate and other
5
(2) 17 - 41
410
273 452 1,492 2,465
Equity-accounted investments included above
(6)
3 (34) (47) (111)
404
276 418 1,445 2,354
Capital expenditure
South Africa
112
116 187 451 583
Continental Africa
212
198 304 839 925
Australasia
35
49 189 285 369
Americas
116
83 163 410 409
Corporate and other
2
2 2 8 36
477
448 844 1,993 2,322
Equity-accounted investments included above
(94)
(103) (142) (411) (303)
383
345 702 1,582 2,019
Dec
Sep
Dec
Dec
Dec
2013
2013
2012
2013
2012
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
Gold production
South Africa
339
329 171 1,302 1,212
Continental Africa
460
382 376 1,460 1,521
Australasia
169
62 55 342 258
Americas
262
270 258 1,001 953
1,229
1,043 859 4,105 3,944
As at
As at
As at
Dec
Sep
Dec
2013
2013
2012
Reviewed
Reviewed
Unaudited
Total assets
(1)
South Africa
2,325
2,441 3,082
Continental Africa
3,391
3,568 4,846
Australasia
1,108
1,168 1,045
Americas
2,203
2,232 2,878
Corporate and other
647
716 888
9,674
10,125 12,739
Rounding of figures may result in computational discrepancies.
(1)
During the 2013 year, pre tax impairments, derecognition of goodwill, tangible assets and intangible assets of $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and in the Americas ($942m).
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Quarter ended
US Dollar million
Quarter ended
Year ended
oz (000)
Year ended
US Dollar million
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Notes
for the quarter and year ended 31 December 2013
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2012 except for the adoption of new standards and interpretations effective 1 January 2013 (refer note 14).
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, The Financial Reporting Guidelines as issued by the South African Institute of
Chartered Accountants, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and year ended 31 December 2013
.
2. Revenue
Quarter ended
Year ended
Dec
Sep
Dec          Dec           Dec
2013
2013
2012         2013        2012
Reviewed Reviewed Reviewed Reviewed   Reviewed
US Dollar million
Gold income
1,418
1,374 1,398        5,497        6,353
By-products (note 3)
39
32 75           149           206
Dividends received
-
- - 5  7
Royalties received (note 5)
1
1 5             18             23
Interest received
15
8 12             39             43
1,474
1,415
1,490

 5,708        6,632
3.
Cost of sales
Quarter ended
Year ended
Dec
Sep
Dec               Dec                   Dec
2013
2013
2012             2013                 2012
Reviewed Reviewed Reviewed     Reviewed          Reviewed
US Dollar million
Cash operating costs
858
805 824           3,274                 3,172
Insurance reimbursement
-
- -                   - (30)
By-products revenue (note 2)
(39)
(32) (75)             (149)                  (206)
819
773 749           3,125                 2,936
Royalties
32
30 22              129                    164
Other cash costs
10
12 10                43                      35
Total cash costs
861
815 782           3,297                 3,135
Retrenchment costs
16
44 2                69                      10
Rehabilitation and other non-cash costs
(11)
6 16                18                      67
Production costs
866
865 800           3,384                 3,212
Amortisation of tangible assets
202
153 219               775                   830
Amortisation of intangible assets
9
6 1                 24                       5
Total production costs
1,077
1,025 1,020            4,183                4,047
Inventory change
(35)
39 (15)                (37)                   (83)
1,042
1,064 1,005            4,146                3,964
4.
Other operating expenses
Quarter ended
Year ended
Dec
Sep
Dec           Dec               Dec
2013
2013
2012         2013             2012
Reviewed Reviewed Reviewed Reviewed      Reviewed
US Dollar million
Pension and medical defined benefit provisions
(1)
5 2            14                  37
Claims filed by former employees in respect of loss of
employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
2
2
4              5                  10
1
7 6            19                  47
Quarterly Report December 2013 - www.AngloGoldAshanti.com

5. Special
items
Quarter ended
Year ended
Dec
Sep
Dec          Dec                   Dec
2013
2013
2012        2013                  2012
Reviewed Reviewed Reviewed     Reviewed      Reviewed
US Dollar million
Impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)
36
8               354 3,029               356
Impairment of other investments (note 9)
1
4
12                30                16
Impairment reversal of intangible assets (note 9)
-
- -                    - (10)
Impairment of other receivables
-
- - - 1
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)
-
1 1 (2) 15
Royalties received (note 2)
(1)
(1) (5)                (18)               (23)
Indirect tax expenses and legal claims
7
5 33                 43                40
Inventory write-off due to fire at Geita
-
- -                 14                   -
Net insurance proceeds on Geita claim
(13)
- -                (13) -
Legal fees and other costs related to contract termination and settlement costs
16
- 21                 19                 21
Profit on partial disposal of Rand Refinery Limited (note 9)
-
- (14)                   - (14)
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments
38
- -                216 -
Retrenchment costs
4
16 -                  24                   -
Write-off of a loan
-
- - 7 -
Costs on early settlement of convertible bonds and transaction costs on the $1.25bn bond and standby facility
2
59 -                 61                   -
90
92 402            3,410              402
During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:
The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.
During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units’ recoverable amounts, including Obuasi and Geita in Continental Africa,
Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses were recognised during 2013. The impairment for these cash generating units represents 80% of the total impairment and range between $200m and $700m per cash generating unit on a post taxation basis.
The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.
Goodwill
impairment
Tangible
asset
impairment
Intangible
asset
impairment
Asset
derecognition
(1)
Investments
in equity-
accounted
associates
and joint
ventures
impairment
Inventory
write-down and
other stockpile
adjustments
Pre-
tax
sub
total
Taxation
thereon
Post-
tax
total
US Dollar million
South Africa - 308 - 3 - 1 312 (86) 226
Continental Africa - 1,651 20 105 179 200   2,155 (564)   1,591
Americas 15 910 16 1 - 15 957 (333) 624
Corporate and other - - - - 16 - 16 - 16
15
2,869
36
109                195 216 3,440 (983)   2,457
(1)
The Mongbwalu project in the Democratic Republic of the Congo was discontinued.
Impairment calculation assumptions as at 31 December 2013 – goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:
·   the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,269/oz
(2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
·   proved and probable Ore Reserve;
·  value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
·   In determining the impairment, the real pre-tax rate, per cash generating unit ranged from 6.21% to 18.07% which was derived from the group’s weighted average cost of capital (WACC) and risk factors consistent with the basis used in 2012. At 31 December 2013, the group WACC was 7.30% (real post-tax) which is 204 basis points higher than in 2012 of 5.26%, and is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects below infrastructure in South Africa and
Continental Africa region;
·   foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
·   cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 47 years; and
·   variable operating cash flows are increased at local Consumer Price Index rates.
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Impairment calculation assumptions – Investments in equity-accounted associates and joint ventures
The impairment indicators considered the quoted share price, current financial position and decline in anticipated operating results.
Included in share of equity-accounted investments’ loss of $162m is an impairment of $195m and an impairment reversal of $31m.
Net realisable value calculation assumptions as at 31 December 2013 – Inventory
Impairments of $178m were raised at 30 June 2013 to net realisable value based on a spot price of $1,200. Additional impairments of
$38m were raised at 31 December 2013 due to stockpile abandonments and other specific adjustments
. The practice of writing down
inventories to the lower of cost or net realisable value is consistent with the view that assets should not be carried in excess of amounts expected to be realised from their sale or use.
6.
Finance costs and unwinding of obligations
Quarter ended
Year ended
Dec
Sep
Dec                 Dec              Dec
2013
2013
2012               2013            2012
Reviewed Reviewed Reviewed        Reviewed    Reviewed
US Dollar million
Finance costs
67
76 47                 247             167
Unwinding of obligations, accretion of convertible bonds and other discounts
8
13 20                   49               64
75
89 67                 296             231
7.
Share of associates and joint ventures’ profit (loss)
Quarter ended
Year ended
Dec
Sep
Dec                Dec               Dec
2013
2013
2012               2013            2012
Reviewed Reviewed Reviewed       Reviewed     Reviewed
US Dollar million
Revenue
117
62 122                334              383
Operating and other expenses
(93)
(67) (116)               (295)            (334)
Special items
(18)
(1) 4                 (20) 8
Net interest received (paid)
1
1                   3                    4                   2
Profit (loss) before taxation
7
(5) 13                  23                59
Taxation
(2)
(2) (8)                  (21)              (30)
Profit (loss) after taxation
5
(7) 5                     2                29
Net (impairment) reversal of investments in associates and joint ventures (note 9)
(1)
(1)
31 (45)                (164)            (57)
Loss on disposal of loan to joint venture (note 9)
-
- (2) - (2)
4
25 (42)               (162)              (30)
(1)
During the September 2013 quarter, a loan of $31m was recovered which was impaired in 2012.
8. Taxation
Quarter ended
Year ended
Dec
Sep
Dec                     Dec         Dec
2013
2013
2012                   2013        2012
Reviewed Reviewed Reviewed           Reviewed Reviewed
US Dollar million
South African taxation
Mining tax
1
(4) (28)                         7            54
Non-mining tax
-
- 8                         1            18
Prior year over provision
(25)
- (3)                      (26)           (3)
Deferred taxation
Temporary differences
13
8 27                      (39)           65
Unrealised non-hedge derivatives and other commodity
contracts
8
(9) 7                        25 (10)
Change in estimated deferred tax rate
-
- (8)                          - (9)
Change in statutory tax rate
-
- -                           - (131)
(3)
(5) 2                       (32)        (16)
Foreign taxation
Normal taxation
96
25 56                       160       354
Prior year over provision
-
(9)
(14)                          (8)        (9)
Deferred taxation
(1)
Temporary differences
333
27 (90)                       (453)      (21)
Change in statutory tax rate
-
- - - 38
429
43 (48)                       (301)      362
426
38 (46)                       (333)      346
(1
)
Included in temporary differences in Foreign taxation is a tax credit on impairments, derecognition of assets of $915m and write-down of inventories of
$68m. During the fourth quarter, deferred tax assets of $270m and $60m were derecognised in Ghana and CC&V respectively.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

9.
Headline (loss) earnings
Quarter ended
Year ended
Dec
Sep
Dec                   Dec            Dec
2013
2013
2012                 2013          2012
Reviewed
Reviewed
Reviewed          Reviewed  Reviewed
US Dollar million
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:
(Loss) profit attributable to equity shareholders
(305)
1
(174)              (2,230)
897
Impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)
36
8
354               3,029            356
Impairment reversal of intangible assets (note 5)
-
-
-                       -
(10)
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)
-
1
1
(2)
15
Impairment of other investments (note 5)
1
4
12                    30              16
Profit on partial disposal of Rand Refinery Limited (note 5)
-
-
(14)                      -
(14)
Net impairment (reversal) of investments in associates and joint ventures (note 7)
1
(31)
45                  164               57
Loss on disposal of loan to joint ventures (note 7)
-
-
2
-
2
Special items of associates and joint ventures
2
-
-
2
(4)
Taxation on items above - current portion
1
-
-                      -
(1)
Taxation on items above - deferred portion
(12)
(1)
(106)                (915)           (106)
(276)
(18)
120                   78
1,208
Headline (loss) earnings per ordinary share (cents)
(1)
(68)
(5)
31                    20             312
Diluted headline (loss) earnings per ordinary share (cents)
(2)
(68)
(13)
15                  (62)             251
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares of 405,546,908 for the year ended December 2013 and 405,002,405 for the quarter ended December 2013.
10. Number of shares
Quarter ended
Year ended
Dec
Sep
Dec Dec Dec
2013
2013
2012 2013 2012
Reviewed
Reviewed
Reviewed      Reviewed            Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
600,000,000 600,000,000       600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000     4,280,000           4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000
2,000,000     2,000,000           2,000,000
B redeemable preference shares of 1 SA cent
each
5,000,000
5,000,000
5,000,000     5,000,000           5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
402,628,406
402,271,116
383,320,962 402,628,406       383,320,962
E ordinary shares in issue
712,006
1,579,674
1,617,752        712,006
1,617,752
Total ordinary shares:
403,340,412
403,850,790
384,938,714 403,340,412       384,938,714
A redeemable preference shares
2,000,000
2,000,000
2,000,000     2,000,000           2,000,000
B redeemable preference shares
778,896
778,896
778,896        778,896              778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
402,462,266
386,931,984
383,197,618 389,184,639       382,757,790
E ordinary shares
1,062,510
1,590,750
1,999,566     1,460,705           2,392,316
Fully vested options
1,477,629
1,599,773
1,232,070     1,979,920           1,616,239
Weighted average number of shares
405,002,405
390,122,507
386,429,254 392,625,264       386,766,345
Dilutive potential of share options
-
-
-                    -
1,840,199
Dilutive potential of convertible bonds
-
15,747,913
18,140,000   12,921,644         33,524,615
Diluted number of ordinary shares
405,002,405
405,870,420
404,569,254 405,546,908       422,131,159
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

11. Share capital and premium
As
at
Dec                  Sep                 Dec
2013                2013               2012
Reviewed         Reviewed        Reviewed
US Dollar Million
Balance at beginning of period
6,821
6,821              6,782
Ordinary shares issued
259
246                   46
E ordinary shares issued and cancelled
(6)
-                    (7)
Sub-total
7,074
7,067              6,821
Redeemable preference shares held within the group
(53)
(53)                  (53)
Ordinary shares held within the group
(6)
(10)                  (10)
E ordinary shares held within the group
(9)
(16)                  (16)
Balance at end of period
7,006
6,988              6,742
12. Exchange
rates
Dec                 Sep                   Dec
2013               2013                  2012
Unaudited      Unaudited          Unaudited
ZAR/USD average for the year to date
9.62
9.45                 8.20

ZAR/USD average for the quarter
10.12
9.96                 8.67
ZAR/USD closing
10.45
10.02                 8.45
AUD/USD average for the year to date
1.03
1.02                 0.97
AUD/USD average for the quarter
1.08
1.09                 0.96
AUD/USD closing
1.12
1.07                 0.96
BRL/USD average for the year to date
2.16
2.12                 1.95
BRL/USD average for the quarter
2.27
2.29                 2.06
BRL/USD closing
2.34
2.23                 2.05
ARS/USD average for the year to date
5.48
5.28                 4.55
ARS/USD average for the quarter
6.07
5.58                 4.80
ARS/USD closing
6.52
5.79                 4.92
13. Capital
commitments
Dec                      Sep              Dec
2013                     2013            2012

Reviewed             Reviewed     Reviewed
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
437                      640 1,075
(1)
Includes capital commitments relating to associates and joint ventures.
Rounding of figures may result in computational discrepancies.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14. Change in accounting policies
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from
1 January 2013:
IFRS 7
Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10
Consolidated Financial Statements
IFRS 11
Joint Arrangements
IFRS 12
Disclosure of Interests in Other Entities
IFRS 13
Fair Value Measurement
IFRSs
Annual Improvements 2009 – 2011
IAS 1
Amendment – Presentation of Items of Other Comprehensive Income
IAS 19
Employee Benefits (revised)
IAS 27
Separate Financial Statements (Revised 2011)
IAS 28
Investments in Associates and Joint Ventures (Revised 2011)
IAS 36
Amendment – Recoverable Amount Disclosures for Non-financial Assets
IFRIC 20
Stripping Costs in the Production Phase of a Surface Mine
Quarterly Report December 2013 - www.AngloGoldAshanti.com

New standards and amendments which have an impact on the interim consolidated financial statements of the group are described below:
IAS 1 Presentation of Financial Statements. The group adopted the amendments to IAS 1 which required it to group other comprehensive income items by those that will be reclassified and those that will not be subsequently reclassified to profit and loss. The amendment affected presentation and had no impact on the group’s financial position or performance.
The accounting policies adopted are significantly consistent with those of the previous financial year, except for the changes arising due to the adoption of IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” and the
adoption of IAS 19 “Employee Benefits” (revised) (IAS 19) which became effective for annual reporting periods beginning on or after 1 January 2013. IFRIC 20 clarifies when an entity should recognise waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”) as an asset. The interpretation impacts the way in which the group accounts for production stripping costs.
IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligations, and unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures.
In case of the group, the transition to IAS 19 had no impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets. The effect of the adoption of IAS 19 is explained in Note 14.2.
14.1 IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”
Prior to the issuance of IFRIC 20, the accounting for production stripping costs have been based on general IFRS principles and the Framework, as IFRS had no specific guidance.
Previously for group accounting purposes stripping costs incurred in open-pit operations during the production phase to remove additional waste were either capitalised to mine development costs or charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The cost of stripping in any period reflected the average stripping rates for the orebody as a whole.
IFRIC 20 provides specific guidance for accounting of production stripping costs in the production phase of a surface mine. IFRIC 20 differs from the life of mine average strip ratio approach as follows:
·   The level at which production stripping costs are to be assessed, i.e. at a component level rather than a life of mine level; and
·   The way in which any stripping activity assets are to be depreciated.
In addition, specific transitional rules are provided to deal with any opening deferred stripping balances the group may have recognised under its previous accounting policy. The impact as a consequence of moving from a life of mine strip ratio to a strip ratio applicable to a component of an orebody is as follows:
Transition
IFRIC 20 has been applied retrospectively to production stripping costs incurred on or after the beginning of the earliest period presented, which for the group, for the year ended 31 December 2013, is 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity is to be reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the orebody with which the predecessor stripping asset can be associated.
If there is no identifiable component of the orebody to which the predecessor asset relates, the asset is written off via opening accumulated losses at the beginning of the earliest periods presented, i.e. 1 January 2011.
Impact of IFRIC 20
For purposes of the quarterly results, the adoption of IFRIC 20 at the transition date of 1 January 2011; the adjustments required for the financial reporting period from the transition date until the beginning of the preceding period presented, i.e. 1 January 2011 to 31 December 2011; and the adjustments required for the financial reporting period 1 January 2012 to 31 December 2012, had the following cumulative impact on accumulated losses as at 1 January 2012 and 31 December 2012:
Quarterly Report December 2013 - www.AngloGoldAshanti.com 27

1 January 2012
31 December 2012
US Dollar million
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
As
previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Accumulated losses
Opening balance
(1,300)
-
(1,300)
(823)
-
(823)
Derecognise deferred stripping balances not meeting the
requirements of IFRIC 20
-
(99)
(99)
-
(99)
(99)
Reversals of deferred stripping movements under
previous approach
-
18
18
-
7
7
Additional production stripping costs capitalised in terms
of IFRIC 20
-
158
158
-
312
312
Amortisation of deferred stripping assets capitalised in
terms of IFRIC 20
-
(57)
(57)
-
(94)
(94)
Adjustment to inventory valuations as a result of
deferred stripping asset adjustments
-
(66)
(66)
-
(74)
(74)
Effect on equity accounted investments' profit (loss)
-
(11)
(11)
-
(13)
(13)
Tax effect
-
11
11
-
(15)
(15)
Non-controlling interests
-
-
-
-
1
1
Adjusted opening accumulated losses
(2)
(1,300)
(46)
(1,346)
(823)
25
(798)
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
(2)
Adjusted opening accumulated losses before the impact of IAS 19 – refer 14.2.
Impact on the comparative information
The adoption of IFRIC 20 had the following impact on the comparative information for the quarter ended 31 December 2012:
US Dollar million
As previously
reported
IFRIC 20
adjustments
(1)
Adjusted
balance
Tangible assets
Opening balance – 1 January 2012
6,525
20
6,545
Reversals of deferred stripping movements under previous approach
5
(5)
-
Production stripping costs capitalised in terms of IFRIC 20
-
88
88
Amortisation of deferred stripping assets
-
(17)
(17)
Other movements in tangible assets
259
-
259
Adjusted closing balance – 30 June 2012
6,789                        87
6,876
Reversals of deferred stripping movements under previous approach
6
(6)
-
Production stripping costs capitalised in terms of IFRIC 20
-
40
40
Amortisation of deferred stripping assets
-
(7)
(7)
Other movements in tangible assets
825
-
825
Adjusted closing balance – 30 September 2012
7,620
114                  7,733
Reversals of deferred stripping movements under previous approach
-
-
-
Production stripping costs capitalised in terms of IFRIC 20
-
26
26
Amortisation of deferred stripping assets
-
(13)
(13)
Other movements in tangible assets
28
1
29
Adjusted closing balance - 31 December 2012
7,648
128
7,776
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
31 December 2012
US Dollar million
As
previously
reported
(1)
IFRIC 20
adjustments
Adjusted
balance
Inventory
Closing balance
1,287
-
1,287
Adjustment to inventory valuation as a result of deferred stripping asset adjustments
-
(74)
(74)
Adjusted closing balance
1,287
(74)
1,213
(1)
The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Quarter ended
31 December 2012
Year ended
31 December 2012
US Dollar million
Adjusted
balance
Adjusted
balance
Adjusted
balance
Adjusted
balance
IFRIC 20
adjustments
IFRIC 20
adjustments
IFRIC 20
adjustments
IFRIC 20
adjustments
As
previously
reported
As
previously
reported
As
previously
reported
As
previously
reported
(1)
(1)
Profit or loss
(Loss) profit before taxation
(234)
-
(234)
1,171
-
1,171
Decrease (increase) in cash costs included in cost of sales due to:
-
37
37
-
135
135
- Reversals of deferred stripping movements under previous approach
-
(2)
(2)
-
(11)
(11)
- Production stripping costs capitalised in terms of IFRIC 20
-
29
29
-
154
154
- Adjustment to inventory valuation as a result of deferred stripping asset adjustments
-
10
10
-
(8)
(8)
Increase in cost of sales due to amortisation of capitalised production stripping costs in terms of IFRIC 20
-
(13)
(13)
-
(37)
(37)
Effect on equity-accounted investments' profit (loss)
-
2
2
-
(2)
(2)
Sub-total
(234)
26
(208)
1,171
96
1,267
Taxation
52
(7)
45
(322)
(26)
(348)
- Normal taxation
(15)
(3)
(18)
(413)
(1)
(414)
- Deferred taxation
67
(4)
63
91
(25)
66
Adjusted (loss) profit
(182)
19
(163)
849
70
919
(1) The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
Quarter ended
31 December 2012
Year ended
31 December 2012
US Dollar million
(1)
(1)
Other comprehensive income
(Loss) profit as previously reported
(182)
-
(182)
849
-
849
Adjustment to profit as a result of deferred stripping asset adjustments
-
19
19
-
70
70
Other movements in other comprehensive income
(47)
-
(47)
(122)
1
(121)
Adjusted total comprehensive (loss) income for the period, net of tax
(229)
19
(210)
727
71
798
(1)
The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
14.2 Employee benefits
The group operates defined benefit pension plans, which require contributions to be made to separately administered funds.
IAS 19 (revised) has been applied retrospectively from 1 January 2011. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.
Impact of transition to IAS 19:
No impact was recorded in the statement of financial position on the defined benefit plan obligations nor on total shareholders’ equity as the impact only affected the pension cost recorded in the income statement and the consequential effect on actuarial gains and losses recognised in OCI.
The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity (note 14.1) are set out below:
US Dollar million
1 January 2012
31 December 2012
Total equity as previously reported
5,166                           5,469
Effect of IFRIC 20 adjustments per 14.1
(46)                                 25
Adjustment to accumulated losses due to the requirements of IAS 19
(5)
(8)
Adjustment to actuarial gain due to the requirements of IAS 19
5
8
Adjusted total equity
5,120                            5,494
US Dollar million
Quarter ended
31 December 2012
Year ended
31 December 2012
Total comprehensive income
Opening balance per 14.1
(210)                                  798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19
(6)
(6)
Deferred tax thereon
2                                     2
Decrease in other comprehensive loss due to the decrease in actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19
6                                      6
Deferred tax thereon
(2)                                     (2)
Adjusted total comprehensive income
(210)
798
There was no impact on the group’s consolidated statement of cash flows
.
Rounding of figures may result in computational discrepancies.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

14.3 Effect of Accounting Policy changes on earnings per share and headline earnings per share
Quarter ended
31 December 2012
Year ended
31 December 2012
Basic earnings per ordinary share
Previously reported basic (loss) earnings per ordinary share (cents)
(49) 215
(Decrease) increase in basic (loss) earnings per ordinary share (cents) (4) 17
Restated basic (loss) earnings per ordinary share (cents) (45) 232
Diluted earnings per ordinary share
Previously reported diluted earnings per ordinary share (cents)
(60) 161
(Decrease) increase in diluted (loss) earnings per ordinary share (cents) (3) 16
Restated diluted (loss) earnings per ordinary share (cents) (57) 177
Headline earnings per ordinary share
Previously reported headline earnings per ordinary share (cents)
28 296
Increase in headline earnings per ordinary share (cents) 3 16
Restated headline earnings per ordinary share (cents) 31 312
Diluted headline earnings per ordinary share
Previously reported diluted headline earnings per ordinary share (cents) 13 236
Increase in diluted headline earnings per ordinary share (cents) 2 15
Restated diluted headline earnings per ordinary share (cents) 15 251
Rounding of figures may result in computational discrepancies.
15. Non-current assets and liabilities held for sale
Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 63,000 ounces of gold in 2013 (2012: 74,000 ounces).
On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The agreement provides for an upfront consideration based on an enterprise value of
US$110 million which will be adjusted to take into account Navachab’s net debt and working capital position on the closing date of the transaction. The upfront consideration is payable in cash on the closing date. In addition, AngloGold Ashanti will receive deferred consideration in the form of a net smelter return (NSR). The NSR is to be paid quarterly for a period of seven years following the second anniversary of the closing date and will be determined at 2% of ounces sold by Navachab during a relevant quarter subject to a minimum average gold price of US$1,350 per ounce being achieved and capped at a maximum of 18,750 ounces sold per quarter.
The transaction is subject to fulfilment of a number of conditions precedent, including Namibian and South African regulatory and third party approvals, which are expected to be obtained over the next several months. Navachab is not a discontinued operation and is not viewed as part of the core assets of the company
.
16. Financial risk management activities
Borrowings
The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
As at
Dec
2013
Reviewed
Sep
2013
Reviewed
Dec
2012
Reviewed
Carrying amount 3,891 3,909 3,583
Fair value 3,704 3,690                    3,730
Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.
The following inputs were used in the valuation of the conversion features of the convertible bonds:
Quarter ended
Dec 2013
Quarter ended
Sep 2013
Quarter ended
Dec 2012
Market quoted bond price % - 100 103.9
Fair value of bonds excluding conversion feature                  % - 100 102.6
Fair value of conversion feature
%
- - 1.3
Total issued bond value $m - 6.6 732.5
The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Derivative assets (liabilities) comprise the following:
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
Assets
non-
hedge
accounted
Liabilities
non-
hedge
accounted
US Dollar million
December 2013
September 2013
December 2012
Embedded derivatives - - - - - (1)
Option component of
convertible bonds - - - - - (9)
Total derivatives
-
-
-
-
-
(10)
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:
quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Level 1
Level 2
Level 3
Total
Level1
Level2
Level3
Total
Level1
Level2
Level3
Total
US Dollar million
December 2013
September 2013
December 2012
Assets measured at fair value
Available-for-sale
financial
assets
Equity securities 47 - - 47 45 2 - 47 69       2 - 71
Liabilities measured at fair
value
Financial liabilities at fair value
through profit or loss
Option component of convertible
bonds - - - - - - - - - 9 - 9
Embedded derivatives - - - - - - -          -        -        1 - 1
Mandatory convertible bonds - - - - - - - -     588 - - 588
$1.25bn bonds 1,353 - -   1,353   1,315 - -  1,315         -         - - -
Rounding of figures may result in computational discrepancies.
17. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 December are detailed below:
Contingencies and guarantees
Dec
2013
Dec
2012
Reviewed Restated
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – Africa
(2)
-
-
Indirect taxes – Ghana
(3)
28
23
Litigation – Ghana
(4) (5)
97
-
ODMWA litigation
(6)
-
-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(7)
38
38
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(8)
101
156
Other tax disputes – Mineração Serra Grande S.A.
(9)
16
19
Tax dispute - AngloGold Ashanti Colombia S.A.
(10)
188
161
Tax dispute - Cerro Vanguardia S.A.
(11)
63
-
Contingent assets
Indemnity – Kinross Gold Corporation
(12)
(60)
(90)
Royalty – Tau Lekoa Gold Mine
(13)
-
-
Financial Guarantees
Oro Group (Pty) Limited
(14)
10
12
481
319
(1)
Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.
(2)
Deep groundwater pollution – The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the
Quarterly Report December 2013 - www.AngloGoldAshanti.com

interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.
(3)
Indirect taxes – AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $28m
(2012: $23m). Management is of the opinion that the indirect taxes were not properly assessed and the company has lodged an objection.
(4)
Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited
(MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. The application was granted and the matter will accordingly remain dormant until MBC reapply. AGAG intends to vigorously defend any forthcoming claims.
(5)
Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment
Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. AGAG has filed a notice of intention to defend. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.
(6)
Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the
Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993
does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational
Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet
Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current)
who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On September 4, 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations)
Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class
("the Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1
January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.
On 21 August 2013, an application was served on AngloGold Ashanti, for the consolidation of the Balakazi Action and the Nkala
Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were brought. The applicants now request certification of two classes (the "silicosis class" and the "tuberculosis class"). The silicosis class which the applicants now request the court to certify would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis
(whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).
In October 2012, a further 31 individual summonses and particulars of claim were received relating to silicosis and/or other OLD.
The total amount being claimed in the 31 summonses is approximately $7 million. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors. The exception was heard on 3 October 2013. Judgement has been reserved.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should
AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional
Court, such matters would have an adverse effect on its financial position, which could be material. The Company is unable to reasonably estimate its share of the amounts claimed.
(7) Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $19m (2012: $21m)
relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These
Quarterly Report December 2013 - www.AngloGoldAshanti.com

disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $19m (2012: $17m). Management is of the opinion that these taxes are not payable.
(8)
Sales tax on gold deliveries - In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of
Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately
$62m (2012: $96m; 2011: attributable share $54m) and $39m (2012: $60m; 2011: attributable share $34m) respectively. In
November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of
Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council's full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of
Foreign Trade (COMEX) for review and verification. On 28 May 2013, the Full Board of the State of Goiás Tax
Administrative Council ruled in favour of the State of Goiás, however reduced the penalties of the two tax assessments from
200% to 80%. The company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities for the possible taxes payable.
(9)
Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $16m (2012: $19m).
(10) Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October 2013
AGAC received the official assessments from the DIAN which established that an estimated additional tax of $35m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $153m, based on
Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested that DIAN reconsider its decision and the company has been officially notified that DIAN will review its earlier ruling. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed.
(11) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $18m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $45m. Management is of the opinion that the taxes are not payable.
(12) Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold
Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($109m at 31 December 2013 exchange rates) against the specific exposures discussed in items 8 and 9 above. At 31 December 2013, the company has estimated that the maximum contingent asset is $60m (2012: $90m).
(13) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed
R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets.
Royalties on 413,246oz produced have been received to date. Royalties of $1m (2012: $1m) were received during the quarter.
(14) Provision of surety – The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group
(Pty) Limited and one of its subsidiaries to a maximum value of $10m (2012: $12m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.
18. Concentration of tax risk
There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows
:
2013
US Dollar million
Recoverable fuel duties
(1)
18
Recoverable value added tax 49
Appeal deposits 4
(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.
19. Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
20. Announcements
The following significant public announcements were made by AngloGold Ashanti on the dates specified during the period under the review and up to the date of the release of the quarterly results on 19 February 2014:
On 9 October 2013, AngloGold Ashanti Holdings Finance plc notified holders of an optional redemption of the 3.50 per cent
Guaranteed Convertible Bonds due in 2014.
Quarterly Report December 2013 - www.AngloGoldAshanti.com

On 11 November 2013, AngloGold Ashanti Holdings Finance plc announced redemption of all of its outstanding 3.50 per cent
Guaranteed Convertible Bonds due in 2014.
On 20 January 2014, the Association of Mineworkers and Construction Union (AMCU) served notice that it intended to call a strike by its gold mining industry members on 23 January 2014, demanding higher wages for its members. In response, the Chamber of
Mines, representing the gold mining houses in South Africa, applied for an interdict against the strike given that wages had already been settled. The Labour Court initially postponed its judgement to 30 January 2014 ordering AMCU not to strike until then and on that date, the Court declared the threatened AMCU strike unprotected.
On 17 February 2014, AngloGold Ashanti announced that as a result of his increasing portfolio of professional commitments, Mr
Tito Mboweni has decided not to stand for re-election as non-executive director at the Annual General Meeting to be held in May,
2014. Mr Mboweni also stood down as chairman on the same date. Mr Sipho Pityana, was elected unanimously by the board to take over from Mr Mboweni.
21. Subsequent
events
On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab (refer note 15).
By order of the Board
S M PITYANA
S VENKATAKRISHNAN
Chairman Chief Executive Officer
17 February 2014
Quarterly Report December 2013 - www.AngloGoldAshanti.com 34

Non-GAAP disclosure
A
Dec
Sep
Dec
Dec
Dec
2013
2013
2012
2013
2012
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline (loss) earnings (note 9)
(276)
(18) 120 78 1,208
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts
(28)
34 (25) (94) 35
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 8)
8
(9) 7 25 (10)
Derecognition of deferred tax assets
330
- - 330 -
Fair value adjustment on $1.25bn bonds
12
46 - 58 -
Fair value adjustment on option component of convertible bonds
-
- (17) (9) (83)
Fair value adjustment on mandatory convertible bonds
-
523 (65) 211 (162)
Adjusted headline earnings
45
576 19 599 988
Adjusted headline earnings per ordinary share (cents)
(1)
11
148 5 153 255
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Dec
Sep
Dec
Dec
Dec
2013
2013
2012
2013
2012
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit to adjusted gross profit:
Gross profit
404
276 418 1,445 2,354
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts
(28)
34 (25) (94) 35
Adjusted gross profit
376
310 393 1,351 2,389
C
Price received
Dec
Sep
Dec
Dec
Dec
2013
2013
2012
2013
2012
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
1,418
1,374 1,398 5,497 6,353
Adjusted for non-controlling interests
(15)
(21) (19) (77) (135)
1,403
1,353 1,379 5,420 6,218
Realised loss on other commodity contracts
6
6 5 26 10
Associates and joint ventures' share of gold income including realised non-hedge derivatives
105
50 103 290 351
Attributable gold income including realised non-hedge
derivatives
1,514
1,409 1,487 5,736 6,579
Attributable gold sold - oz (000)
1,191
1,062 865 4,093 3,953
Revenue price per unit - $/oz
1,271
1,327 1,718 1,401 1,664
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings
Quarter ended
US Dollar million
Quarter ended
US Dollar million / Imperial
Year ended
Year ended
Quarter ended
Year ended
Adjusted gross profit
US Dollar million
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Dec
Sep
Dec
Dec
Dec
2013
2013
2012
2013
2012
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
D
All-in sustaining costs
Cost of sales (note 3)
1,042
1,064 1,005 4,146 3,964
Amortisation of tangible and intangible assets (note 3)
(211)
(159) (220) (799) (835)
Adjusted for decommissioning amortisation
2
1 2 6 7
Inventory writedown to net realisable value and other stockpile adjustments (note 5)
38
- - 216 -
Corporate administration and marketing related to current operations
36
41 85 199 290
Associates and joint ventures' share of costs
90
52 66 234 229
Sustaining exploration and study costs
16
14 49 94 152
Total sustaining capex
253
232 375 999 1,236
All-in sustaining costs
1,265
1,245 1,362 5,095 5,043
Adjusted for non-controlling interests
(16)
(19) (20) (71) (99)
All-in sustaining costs adjusted for non-controlling interests
1,249
1,226 1,342 5,024 4,944
Gold sold - oz (000)
1,191
1,062 865 4,093 3,953
All-in sustaining cost per unit - $/oz
1,048
1,155 1,551 1,227 1,251
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
1,015
1,155 1,551 1,174 1,251
E
Total costs
Total cash costs (note 3)
861
815 782 3,297 3,135
Adjusted for non-controlling interests and non-gold producing companies
(20)
(22) (14) (110) (95)
Associates and joint ventures' share of total cash costs
79
50 64 219 230
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
920
843 831 3,406 3,270
Retrenchment costs (note 3)
16
44 2 69 10
Rehabilitation and other non-cash costs (note 3)
(11)
6 16 18 67
Amortisation of tangible assets (note 3)
202
153 219 775 830
Amortisation of intangible assets (note 3)
9
6 1 24 5
Adjusted for non-controlling interests and non-gold producing companies
17
7 (12) 14 (31)
Equity-accounted associates and joint ventures' share of production costs
17
2 2 23 7
Total production costs adjusted for non-controlling
interests and non-gold producing companies
1,170
1,061 1,059 4,329 4,158
Gold produced - oz (000)
1,229
1,043 859 4,105 3,944
Total cash cost per unit - $/oz
748
809 967 830 829
Total production cost per unit - $/oz
952
1,017 1,233 1,054 1,054
F
EBITDA
Operating profit (loss)
235
80 (199) (2,440) 1,219
Retrenchment costs (note 3)
16
44 2 69 10
Amortisation of tangible assets (note 3)
202
153 219 775 830
Amortisation of intangible assets (note 3)
9
6 1 24 5
Impairment and derecognition of goodwill, tangible and intangible assets (note 5)
36
8 354 3,029 356
Impairment reversal of intangible assets (note 5)
-
- - - (10)
Impairment of other investments (note 5)
1
4 12 30 16
Net loss (profit) on disposal and derecognition of assets (note 5)
-
1 1 (2) 15
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts
(28)
34 (25) (94) 35
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)
38
-
-
216
-
Write-off of a loan to SOKIMO (note 5)
-
-
-
7
-
Share of equity-accounted associates and joint ventures' EBITDA
34
(4) 13 53 67
Profit on partial disposal of subsidiary Rand Refinery Limited (note 5)
-
- (14) - (14)
544
327 364 1,667 2,529
G
Interest cover
EBITDA (note F)
544
327 364 1,667 2,529
Finance costs (note 6)
67
76 47 247 167
Capitalised finance costs
-
(2) 4 5 12
67
74 51 252 179
Interest cover - times
8
4 7 7 14
Quarter ended
US Dollar million / Imperial
Year ended
Quarterly Report December 2013 - www.AngloGoldAshanti.com

As at
As at
As at
Dec
Sep
Dec
2013
2013
2012
Unaudited
Unaudited
Unaudited
H
Net asset value - cents per share
Total equity
3,107
3,411 5,494
Mandatory convertible bonds
-
- 588
3,107
3,411 6,082
Number of ordinary shares in issue - million (note 10)
403
404 385
Net asset value - cents per share
770
845 1,580
Total equity
3,107
3,411 5,494
Mandatory convertible bonds
-
- 588
Intangible assets
(267)
(288) (315)
2,840
3,123 5,767
Number of ordinary shares in issue - million (note 10)
403
404 385
Net tangible asset value - cents per share
704
773 1,498
I
Net debt
Borrowings - long-term portion
3,633
3,583 2,724
Borrowings - short-term portion
258
326 271
Bank overdraft
20
25 -
Total borrowings
(1)
3,911
3,934 2,995
Corporate office lease
(25)
(26) (31)
Unamortised portion of the convertible and rated bonds
2
(2) 53
Fair value adjustment on $1.25bn bonds
(58)
(46)
-
Cash restricted for use
(77)
(66) (64)
Cash and cash equivalents
(648)
(786) (892)
Net debt excluding mandatory convertible bonds
3,105
3,008 2,061
Rounding of figures may result in computational discrepancies.
(1)
Borrowings exclude the mandatory convertible bonds (note H).
US Dollar million
Quarterly Report December 2013 - www.AngloGoldAshanti.com

Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: (Shares)
AGD
LES : (Dis) AGD
NYSE: AU
ASX: AGG
GhSE: (Shares)
AGA
GhSE: (GhDS) AAD
JSE Sponsor:
UBS (South Africa) (Pty) Ltd
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: 020 7796 8644
Fax: 020 7796 8645
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
RN Duffy
^
(Chief Financial Officer)
S Venkatakrishnan*
§
(Chief Executive Officer)
Non-Executive
SM Pityana
^
(Chairman)
R Gasant
^
Ms N P January-Bardill
^
M J Kirkwood
*
Prof L W Nkuhlu
^
TT Mboweni
^
S M Pityana
^
R J Ruston~
* British
^
South African
~ Australian
§
Indian
Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez
Investor Relations Contacts
South Africa
Stewart Bailey
Telephone: +27 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@AngloGoldAshanti.com
Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com
United States
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and under
the “Investors” tab on the main page. This
information is updated regularly. Investors should
visit this website to obtain important information
about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za
United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS
Quarterly Report December 2013 - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 19, 2014
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title:   Group General Counsel and Company
           Secretary